Exhibit 99.22

Black Mammoth Metals Finds Chargeability Anomalies and Stakes Claims at Cottonwood, NV

BMM: TSX-V

VANCOUVER, BC, Oct. 16, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the results of a pole-dipole induced polarization geophysical survey (the “IP Survey”) and subsequent drill target definition at the Cottonwood target, within the Company’s Callaghan property, which is located on the eastern flank of the northern Toiyabe Range, Lander County, Nevada. The Company has also staked 152 unpatented lode claims managed by the Bureau of Land Management. Together with the 62 existing claims, the Property now covers a total of approximately 1785 hectares (4411 acres).

IP Survey Results (see Figure 1):

1.	A high chargeability anomaly located in the west-southwest portion of the Property, possibly related to high sulfide content, with an east-west maximum width of approximately 750m at 100-200m depth.
2.	A potentially higher-grade, gold-mineralized structural corridor between the magnetic anomaly to the east of the Company’s recent CW drill holes and the chargeability anomalies to the west.
3.

A chargeability anomaly in a possible upper contact zone with Paleozoic basement rocks at the southern end of the interpreted intrusion, also with an east-west maximum width of approximately 750m at 300-500m depth.

Figure 1 – Drill targets at Cottonwood. (CNW Group/Black Mammoth Metals Corp)

The IP Survey on the Property comprised nine (IP) lines with a total length of approximately 23,800 line-kilometers. The objective of the IP Survey was to assess the intense sulfide gold mineralization encountered in drill holes CW-1, CW-2, and CW-2B from the 2025 spring drilling campaign (see news release dated May 14th, 2025). Three reverse circulation (RC) holes intersected strongly altered rocks with associated gold anomalies from the beginning to the end of all holes. Hole CW-2B returned the best gold intercept: 61m @ 0.416 g/t, including 3.048m @ 3.57 g/t (see Table 1). The alteration can be described as silicification and marbleized carbonates with abundant disseminated pyrite, suggesting a large, intrusive-related gold system in the vicinity.

Hole#	XXX	YYY	ZZZ	Azimuth	Dip	From (m)	To (m)	Total Meters	Au (ppm)
CW-1	507583	4387020	2103	270	-65	125.0	149.4	24.4	0.253
						199.6	251.5	51.9	0.251
CW-2	507560	4387096	2112	290	-55	44.2	91.4	47.2	0.201
CW-2B	507553	4387101	2112	280	-75	68.6	94.5	25.9	0.214
						108.2	112.8	4.6	0.286
						128.0	150.9	22.9	0.135
						190.5	251.5	61.0	0.416*
*including 3.048 m @ 3.571 grams
NAD 83 Zone 11

Table 1 – Gold Mineralized Holes, Company’s 2025 Spring Drilling Campaign. (CNW Group/Black Mammoth Metals Corp)

The Callaghan Property is located within an erosional window (the Callaghan Window) that exposes highly prospective Lower Plate Paleozoic sedimentary rocks, which on the Property have been strongly altered by gold, arsenic, antimony and mercury-bearing hydrothermal fluids. The Callaghan Property contains near-surface gold mineralization in several historic drill holes. The Company has a 100% interest in Callaghan.

The IP Survey suggests a prospective corridor with 3 potential targets currently measuring 3.5km in length by 1.3km in width. Drill testing will be needed to prove mineralization. The existing Notice of Intent will need to be amended for further drilling with all the target zones having good dirt road access requiring minimal Property surface disturbance.

The Company also continues to acquire non-core exploration interests in the western US, by purchase and by staking.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 16-OCT-25